PETIT VOUR, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

October 5, 2018



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Petit Vour, LLC
Austin, TX

We have reviewed the accompanying financial statements of Petit Vour, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PETIT VOUR, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

		2017		2016
ASSETS				
CURRENT ASSETS				
Cash	$	140,704	$	143,590
Inventory		399,265		243,873
TOTAL CURRENT ASSETS		539,969		387,463
NON-CURRENT ASSETS				
Equipment		11,529		3,844
Security Deposits		8,150		-
TOTAL NON-CURRENT ASSETS		19,679		3,844
TOTAL ASSETS		559,648		391,307
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		30,553		26,975
Taxes Payable		10,659		11,813
Unearned Revenue		123,197		71,044
Unredeemed Gift Cards		4,899		2,525
TOTAL CURRENT LIABILITIES		169,308		112,356
MEMBERS' EQUITY				
Members' Capital		390,340		278,951
TOTAL MEMBERS' EQUITY		390,340		278,951
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	559,648	$	391,307

PETIT VOUR, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 2,352,303	$ 1,654,738
Cost of Goods Sold	1,519,209	1,145,731
Gross Profit	833,093	509,007
Operating Expense		
Advertising	266,114	207,001
Payroll	192,472	74,744
General & Adminstrative	130,047	73,810
Rent	36,522	25,999
Legal & Professional	5,485	2,238
Depreciation	2,306	769
	632,946	384,561
Net Income from Operations	200,147	124,447
Other Income (Expense)		
State and Local Taxes	(71,325)	(19,373)
Net Income	$ 128,822	$ 105,074

PETIT VOUR, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 128,822	$ 105,074
Change in Inventory	(151,181)	(42,226)
Change in Deposits	(8,150)	-
Change in Accounts Payable	3,579	(1,933)
Change in Taxes Payable	(1,154)	10,832
Change in Unearned Revenue	52,153	17,134
Change in Unredeemed Gift Cards	2,374	728
Depreciation	2,306	769
Net Cash Flows From Operating Activities	28,749	90,378
Cash Flows From Investing Activities		
Purchase of Equipment	(7,685)	(3,844)
Net Cash Flows From Investing Activities	(7,685)	(3,844)
Cash Flows From Financing Activities		
Distributions to Members	(23,949)	(31,953)
Net Cash Flows From Investing Activities	(23,949)	(31,953)
Cash at Beginning of Period	143,590	89,009
Net Increase (Decrease) In Cash	(2,886)	54,581
Cash at End of Period	$ 140,704	$ 143,590

PETIT VOUR, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

		2017		2016
Starting Equity	$	278,951	$	205,830
Net Income		128,822		105,074
Distributions to Members		(23,949)		(31,953)
Noncash Adjustment to Equity		6,517		-
Ending Equity	$	390,340	$	278,951

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Petit Vour, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is an online retailer that sells Vegan, cruelty free beauty, fashion, and lifestyle goods.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists of items held by the Company for resale in the ordinary course of business, stated at cost.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Revenue is stated net of discounts, refunds, and returns. Revenue includes sales taxes collected by the Company on behalf of the Texas Comptroller and other jurisdictions when required.

Unearned revenue represents amounts pre-paid for monthly subscriptions to receive the Company's products ("Beauty Boxes"). The Company also sells e-gift cards that are redeemable for merchandise via the Company's website. Management's experience suggests that substantially all gift cards outstanding will eventually be redeemed.

Cost of Goods Sold

Cost of goods sold includes the Company's cost for items purchased for retail sale, packaging, shipping, and other ancillary costs.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Costs associated with fixed assets that do not meet the Company's criteria for capitalization are expensed in the period incurred.

Rent

The Company occupies a combined warehouse and office space under a non-cancellable operating lease that commenced in 2017 and has a five-year term. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

Year	Monthly Base Rent
September 1, 2017 to August 31, 2018	$8,150.00
September 1, 2018 to August 31, 2019	$8,394.50
September 1, 2019 to August 31, 2020	$8,646.34
September 1, 2020 to August 31, 2021	$9,172.90
September 1, 2021 to August 31, 2022	$9,448.08

The lease required a security deposit equal to the first month's rent, or $8,150. The Company is also responsible for a fixed percentage of the variable operating costs (common area maintenance, property tax, etc.) associated with the leased premises. The Company has the option to renew its lease for a five-year term on the same terms to which it is currently subject.

Advertising

The Company records advertising expenses in the year incurred. Advertising expenses include direct costs for online ads, marketing expenses, and costs associated with upkeep of the Company's website.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the Company's members and reported with their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and sales tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2014, 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, 2021, and 2022 respectively.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of the members of the Company for the obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 5, 2018, the date that the financial statements were available to be issued.